

December 3, 2010

Taylor Z. Guo
Chief Executive Officer
Tibet Pharmaceuticals, Inc.
53 Niwang Rd.
Shangri-La County, Diqing,
Yunnan Province, China 674400

> **Re:** **Tibet Pharmaceuticals, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1/A**
> **Filed on November 23, 2010**
> **File No. 333-166854**

Dear Mr. Guo:

We have reviewed your filing and the response letter provided on November 23, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 8 on Form S-1/A

Exhibit 23.1 Consent of Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

1.   Please file an amendment addressing the following comments:

- Please have your auditors reference the appropriate pre-effective amendment in their consent;
- Please have your auditors remove reference to their review report on the interim financial information from their consent. See FRC 605.04b;
- Please have your auditors provide a separate letter acknowledging:
  - awareness of the use of their review report on interim financial information in the registration statement; and

     o   that said review report is not considered a part of the registration statement prepared or certified by the auditor within the meaning of Sections 7 and 11 of the Securities Act of 1933.

- Please file the letter from the previous bullet as Exhibit 15. See Item 601(b)(15) of Regulation S-K and FRC 605.04b; and
- Please revise your disclosure in the filing to clarify the distinction between the role of your auditor in preparing interim review reports as opposed to their role in certifying financial statements. Please disclose that the review report is not a "report" or "part" of the registration statement within the meaning of Sections 7 and 11 of the Securities Act of 1933 and that your auditors' Section 11 liability does not extend to their review report. See FRC 605.04b.

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christpher J. Mugel
         Kaufman & Canoles, P.C.
         Three James Center, 12th Floor
         1052 East Cary Street
         Richmond, VA 23219